UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 000-56857

NURAN WIRELESS INC.

(Registrant)

2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 included with this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-298508) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.
(Registrant)

Date: October 30, 2026	By	/s/ Francis Letourneau
Francis Letourneau
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*†	Secured Revolving Credit Agreement dated October 29, 2026
99.2*†	General Security Agreement dated October 29, 2026
99.3	News Release dated October 29, 2026 – Nuran Wireless Secures US$10 Million Non-Dilutive Facility and Confirms no ATM Sales at Current Market Levels

* Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

† In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain information (indicated by “[***]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.